SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eSpeed, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

296643109
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 296643109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,839,593 Common Shares
9 SOLE DISPOSITIVE POWER

1,839,593 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,839,593 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 296643109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

935,667 Common Shares
9 SOLE DISPOSITIVE POWER

935,667 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
935,667 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 296643109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,775,260 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,775,260 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,775,260 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 296643109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,775,260 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,775,260 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,775,260 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons").  This Schedule 13D Filing relates to the common stock, $.01 par value per share, of eSpeed, Inc., a Delaware corporation (the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company.  Chapman Capital is the investment manager and adviser to the Funds.  The Funds directly own the Common Stock to which this Schedule 13D Filing relates and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock.

ITEM 1. Security and Issuer

This Schedule 13D filing relates to the Common Stock of the Company.  The address of the principal executive offices of the Company is 110 East 59th Street, New York, NY  10022.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 935,667 Common Shares reported hereunder was $7,921,544 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd., to purchase the 1,839,593 Common Shares reported hereunder was $15,452,765 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions.  The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Persons’ past or prospective acquisition or disposal of all or a portion of the Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions, respectively.  Parties that purchase or sell Common Stock following the filing of this Original Schedule 13D may be purchasing or selling Common Stock that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

Beginning in 2004, Chapman Capital recognized a troubling decoupling between the performance of the Issuer’s Common Stock and the publicly traded peer group of the Issuer. Specifically, during CY2004, the Issuer’s Common Stock plummeted approximately 47%, while common shares of ICAP plc, managed by the highly respected creator of shareholder value, Mr. Michael A. Spencer, remained relatively flat. The following year, during CY2005, the Issuer’s Common Stock tumbled approximately 37%, while the shares of ICAP plc escalated in price by 49%. As a result, when Chapman Capital launched the Funds into operation on April 1, 2006, Chapman Capital began conducting detailed investment analysis of the Issuer, its management and their respective and related backgrounds. Without question, Mr. Chapman was impressed by the ability of Mr. Howard W. Lutnick (“Mr. Lutnick”), the Issuer’s Chairman, CEO and President, to resurrect both the Issuer and Cantor Fitzgerald, L.P. (CFLP) following the tragic terrorist attacks on New York’s World Trade Center, where the Issuer previously headquartered its business. However, the apparent disintegration of the Issuer’s operating performance and Common Stock in the years since “9/11” was of grave concern to Chapman Capital and others with whom it discussed the Issuer’s business prospects.

On January 24, 2006, The Daily Telegraph reported, “Cantor Fitzgerald is preparing a stock market float of BGC Partners, its London-based brokerage business, in a move expected to lead to a merger with eSpeed, the Nasdaq-quoted broker also controlled by Cantor, to create a company worth between $500m and $1billion.” The Daily Telegraph further reported the following, “One of the most compelling reasons for a float would be to combine BGC with eSpeed, controlled by Mr. Lutnick through a complex share structure that gives him multiple voting rights. BGC is primarily a voice brokerage, where trades are executed over the telephone. eSpeed is an electronic broker where trades are carried out using computers. Integrating voice and electronic brokerage businesses is now seen as a logical progression in the industry. Another reason for merging BGC and eSpeed is that eSpeed already provides BGC with a technology platform for its trading activities. A number of options are under consideration. One is the possibility of taking eSpeed off Nasdaq and merging with BGC and floating as an enlarged group.”

On December 18, 2006, Chapman Capital became disconcerted by a Form 4 filing with the SEC in which it was disclosed that on December 15, 2006, Mr. Lutnick was granted, free of cost, 800,000 Class A Common Stock options, struck at $8.80 per share of Common Stock, quarterly vesting over a four-year period beginning on the grant date, exercisable on December 15, 2010 and expiring on December 15, 2016. This sizable grant itself comprised nearly 3% of the outstanding shares of Common Stock.  Mr. Lutnick was given this potentially dilutive option grant despite Mr. Lutnick’s a) $1,000,000 annual salary, b) outright ownership of merely less than 2% of the Issuer’s outstanding common shares as of December 31, 2006, c) pre-existing, sole voting and dispositive power with respect to an astounding 7,156,250 shares of Common Stock exercisable or exercisable within 60 days of December 31, 2006, and most importantly d) the Issuer’s Common Stock plummeting approximately 60% since its December 9, 1999 initial public offering as a result of dwindling reported and projected profitability.

On February 13, 2007, the Issuer issued a press release that disclosed its full year 2007 financial outlook. In such release, the Issuer stated that it expected full year 2007 non-GAAP net operating income to be in the range of $0.05 to $0.07 per diluted share. The primary cause of the Issuer’s disappointing projection of nearly breakeven operating performance was its expectation that approximately $152 million of non-GAAP operating revenues would be consumed by $146-148 million of non-GAAP operating expenses, a level of spending which Chapman Capital and other significant owners of the Issuer have conveyed as egregious and thus unacceptable.  Following this release of the Issuer’s 2007 outlook, both Goldman Sachs & Co. (“Goldman Sachs”) and Sandler O’Neill & Partners (“Sandler O’Neill”) eviscerated their 2007 estimates of the Issuer’s earnings per share by approximately 50%.  Furthermore, Goldman Sachs’ equity research analyst covering the Issuer, Mr. Joshua R. Carter, determined it appropriate to cut his rating of the Issuer’s Common Stock to “Sell,” making essentially unanimous Wall Street’s negative views of the Issuer's Common Stock under Mr. Lutnick’s stewardship given Keefe, Bruyette & Woods’s “Underperform” rating and Sandler O’Neill’s “Sell” rating.

On the Issuer’s February 14, 2007 conference call to discuss 4Q2006 earnings (“Issuer’s 4Q2006 Conference Call”), Mr. Chapman commented to Mr. Lutnick, “The [course] you've chosen … is to take the Company's resources and attempt to grow into other lines of business, [which] has not produced any sustainable capital gains over the last couple of years. In fact, it's been more of [an experience of] capital depreciation. Meanwhile, firms like Archipelago Group and others, are taking their businesses and merging into a larger enterprise, like NYSE Group, and have experienced extraordinary gains, to the tune of 10 to 20 fold previous trading levels.” Consequently, Mr. Chapman inquired of Mr. Lutnick, “Can you explain why it is that you should expect the owners of eSpeed to continue to support you with the initiatives that you continue to support yourself, when the stock continues to lag almost any indicator or index that one could compare it to?” In response, Mr. Lutnick conceded, “You are right, in that the investments we have made up to date have not bourn fruit as of yet … if opportunity develops where we can find a partner or otherwise elsewhere, we are open minded to pursue that.” Mr. Chapman then responded with the following comments: “But open minded is one thing. In essence, talk is cheap. Why not actually take the initiative, retain an investment bank, and actually try to find someone who can deliver immediate value to the owners? And it doesn't have to be a cash transaction. It can be a stock swap. If the transaction is as accretive as you might fear it to be for the buyer, i.e., that you think you might be selling the Company too cheaply, in theory, and it typically has worked out this way in the past, the acquirer shares that we'll be receiving as eSpeed holders will appreciate and make up for any discount you think we may have gotten in the transaction. Because being open minded and understanding a couple of cents per quarter in cost for growth is one thing. But the other side of the page is the opportunity cost. Had you years ago, with the benefit of hindsight, obviously, been able to see what could happen with the stock, with ICAP and some of the other competitive initiatives that have hurt the Company, we could be sitting on a $15, $20, $30 value now in another currency instead of eSpeed. So I would encourage you to be more than open minded. I think being much more proactive in this will be to the benefit of the owners. We want to stay constructive as owners of this Company. But the ownership base, seeing us on the 13F filings has been calling us and asking us to get much more aggressive in pursuing the Company to sell itself, and I hope that you'll see the light before we feel the need to do so.”

On February 19, 2007, Mr. Chapman left a voice message for Mr. Lutnick personally to return his call. Mr. Lutnick has not returned such call.

On February 20, 2007, Mr. Chapman left a voice message for Mr. Lutnick personally to return his call. Mr. Lutnick has not returned such call.

On February 21, 2007, Mr. Chapman left a voice message for Mr. Lutnick personally to return his call. Mr. Lutnick has not returned such call.

On February 21, 2007, Mr. Jason McGruder, the Issuer’s head of Investor Relations, telephoned Mr. Chapman. In response to Mr. Chapman’s expression of his discontent that Mr. Lutnick had not returned three sequential days of phone calls despite Chapman Capital’s ownership of one of the largest stakes in the Issuer’s Common Stock, Mr. McGruder responded, “None of our investors get calls back.” Mr. Chapman retorted that such a policy “made no sense,” and requested Mr. Lutnick’s rationale. Mr. McGruder explained, “That is just how we do it.”

Following the Issuer’s 4Q2006 Conference Call, Chapman Capital made contact with senior executives of various publicly-traded securities exchanges and brokerages (the “Publicly Traded Peers”). The purpose of such communications was to a) broaden Chapman Capital’s understanding of the Issuer’s business, assets, liabilities (outside of management), and competitive positioning, and b) inform the Publicly Traded Peers of Chapman Capital’s interest in maximizing the long term value of the Issuer’s Common Stock via a change-of-control transaction. Chapman Capital’s communications with the Publicly Traded Peers continued through March 2007, and may be expected to persist until a change-of-control transaction not involving BGC Partners, L.P. (“BGC”) has reached a definitive agreement.

During the first fortnight of March 2007, Chapman Capital made contact various individual and institutional past and present owners of the Issuer in order to survey their views of, and background with, the Issuer. Particularly in light of the Issuer’s February 13, 2007 disclosure regarding the Issuer’s weak 2007 financial outlook and incongruous granting of free stock options representing nearly 3% of the Issuer’s Common Stock to the executive most responsible for such operating underperformance, the Issuer’s ownership base conveyed a nearly uniform desire for the Issuer’s Common Stock value to be maximized through a change-of-control transaction. Certain owners of the Issuer conveyed heightened concern over potentially unacceptable corporate governance and conflicts of interest that could result from a) Mr. Lutnick serving as CEO of both CFLP and the Issuer, and b) Mr. Lee M. Amaitis (“Mr. Amaitis”) serving as CEO of BGC and Vice Chairman of the Issuer.

On March 14, 2007, Mr. Chapman discussed Sidoti & Company, LLC’s Neutral-rated initiation of equity research coverage with that sellside firm’s analyst, Ms. Tripti Prasad, currently a student at New York University. Given that the Issuer has been experiencing difficulty obtaining buy recommendations from sellside equity research analysts, Mr. Chapman was surprised to learn that Mr. Lutnick had not made himself available to Ms. Prasad despite her request to meet with senior management of the Issuer. Chapman Capital views this as further evidence that Mr. Lutnick’s interest in the Issuer’s share maximization remains incommensurate, if not conflicted by Mr. Lutnick’s apparent center of consciousness on CFLP and its BGC affiliate.

Chapman Capital believes that Mr. Lutnick’s vexing behavioral patterns relating to the Issuer are derived from the fact that approximately 88% of the Issuer’s voting power is controlled by Mr. Lutnick or affiliated parties, despite such group owning a minority of the Issuer’s common shares. As of December 31, 2006, CF Group Management, Inc. (CFGM) indirectly owned 21,637,992 common shares of the Issuer, consisting of a) CFLP owning 21,200,365 common shares of the Issuer, divided between 751,310 shares of Class A Common Stock and 20,449,055 Class B common shares; and b) CFGM owning 437,557 common shares of the Issuer, divided between 388,812 shares of Class A Common Stock and 48,745 Class B common shares. CFGM is the Managing General Partner of CFLP. The rights of holders of shares of Class A Common Stock and Class B common shares are substantially identical, except that holders of Class B common shares are entitled to 10 votes per share, while holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by stockholders in general. Class B shares of the Issuer are convertible at any time on a one-for-one basis into shares of Class A Common Stock.

As a result of Chapman Capital’s concern regarding this divergence between ownership and voting power, combined with potential conflicts of interest between Mr. Lutnick’s governance positions with the Issuer and his financial motives relating to CFLP and BGC, Chapman Capital believes it is the fiduciary duty of the Issuer’s Board of Directors to compel the conversion of all Class B common shares into Class A Common Stock.

On March 14, 2007, Chapman Capital communicated to Mr. Lutnick (via one of his gatekeepers) its strong assertion that, given Mr. Lutnick’s demonstrated failure to perform in his capacity as CEO of the Issuer (manifesting itself via the underperformance of the Issuer’s Common Stock and plummeting earnings projections), the Issuer’s long term shareholder value should be maximized via a full scale auction of the Issuer that is not limited to BGC as the sole negotiating counterparty.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 2,775,260 shares of Common Stock constituting 9.3% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
03/01/07	Common Shares	34,900	$ 8.45
03/02/07	Common Shares	43,500	$ 8.29
03/02/07	Common Shares	2,400	$ 8.26
03/05/07	Common Shares	5,952	$ 8.30
03/05/07	Common Shares	500	$ 8.25
03/06/07	Common Shares	400	$ 8.25
03/06/07	Common Shares	32,000	$ 8.28
03/06/07	Common Shares	157,500	$ 8.27
03/06/07	Common Shares	(10,500)	$ 8.38
03/06/07	Common Shares	93,800	$ 8.37
03/07/07	Common Shares	89,799	$ 8.39
03/07/07	Common Shares	100	$ 8.34
03/07/07	Common Shares	(7,000)	$ 8.46
03/08/07	Common Shares	13,391	$ 8.27
03/08/07	Common Shares	10,901	$ 8.37
03/13/07	Common Shares	7,500	$ 8.78

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
02/15/07	Common Shares	20,101	$ 8.04
02/16/07	Common Shares	83,124	$ 8.19
02/20/07	Common Shares	111,723	$ 8.25
02/21/07	Common Shares	50,000	$ 8.37
02/21/07	Common Shares	11,200	$ 8.24
02/21/07	Common Shares	25,000	$ 8.27
02/21/07	Common Shares	19,947	$ 8.29
02/21/07	Common Shares	(5,000)	$ 8.33
02/21/07	Common Shares	(26,000)	$ 8.26
02/22/07	Common Shares	4,000	$ 8.33
02/22/07	Common Shares	15,271	$ 8.31
02/22/07	Common Shares	(10,530)	$ 8.39
02/23/07	Common Shares	(100)	$ 8.48
02/26/07	Common Shares	2,138	$ 8.46
02/26/07	Common Shares	(34,370)	$ 8.48
02/27/07	Common Shares	57,119	$ 8.49
02/28/07	Common Shares	79,777	$ 8.48
03/01/07	Common Shares	32,723	$ 8.46
03/02/07	Common Shares	40,853	$ 8.29
03/02/07	Common Shares	2,200	$ 8.26
03/05/07	Common Shares	53,200	$ 8.30
03/05/07	Common Shares	4,600	$ 8.25
03/06/07	Common Shares	3,600	$ 8.25
03/06/07	Common Shares	59,500	$ 8.28
03/06/07	Common Shares	292,500	$ 8.27
03/06/07	Common Shares	(19,500)	$ 8.38
03/06/07	Common Shares	174,200	$ 8.37
03/07/07	Common Shares	166,700	$ 8.39
03/07/07	Common Shares	100	$ 8.34
03/07/07	Common Shares	(13,000)	$ 8.46
03/08/07	Common Shares	40,100	$ 8.27
03/08/07	Common Shares	32,600	$ 8.37
03/09/07	Common Shares	90,197	$ 8.50
03/09/07	Common Shares	(10,000)	$ 8.49
03/13/07	Common Shares	22,500	$ 8.78

The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated March 14, 2007 among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2007	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 14, 2007	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 14, 2007	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 14, 2007	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of eSpeed, Inc. dated March 14, 2007, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: March 14, 2007

CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.